MEMORANDUM OF RESPONSES
PETROSEARCH ENERGY CORPORATION

•	POST EFFECTIVE AMENDMENT NO. 4 ON FORM S-1 – (FILE NO. 333-142100)
•	AMENDMENT NO. 5 TO FORM S-1 – (FILE NO. 333-149010)
•	FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007
•	FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008
•	FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008
•	FORM 8-K (File No. 0-51488)

Draft Form 10-Q/A1 for the Quarterly Period Ended June 30, 2008

Unaudited Condensed Consolidated Statements of Operations, page 3

1.
In response to the Staff’s comment number 1, when accounting for the gain on the sale of the Company’s DDJET Limited LLP interest, our research concluded that SFAS 144 was not applicable.  This conclusion is based on the fact that we use the full cost accounting method to account for our oil and gas properties and SFAS 144 reads as follows:

SFAS144, Footnote 2— “Accounting requirements for oil and gas properties that are accounted for using the full-cost method of accounting are prescribed by the Securities and Exchange Commission (Regulation S-X, Rule 4-10, "Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975").”

Therefore, SFAS 144 is not applicable and we did not consider the statement when we determined the classification of our gain.  In addition, Regulation S-X, Rule 4-10, did not address where to report the gain on sale of oil and gas properties.  Thus, we reviewed paragraphs 78 and 82 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Concepts (SFAC) No. 6, Elements of Financial Statements, which defines revenues and gains and operating/non-operating gains.

Per paragraph 78, revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.  Per paragraph 82, gains are increases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.

Based on our interpretation of this statement, we concluded that since we are in the business of exploration and production of oil and gas reserves that the sale of an interest in a partnership did not constitute our ongoing major or central operations.  As a result, we thought it would be appropriate to report the results of the transaction as a non-operating gain rather than as revenue.  Given our interpretation of the authoritative literature cited and the fact that this transaction is non-recurring and incidental to our major operations, we feel this classification is appropriate.

2.
In response to the Staff’s comment number 2, the Company did not incur a tax liability associated with the gain on the sale of its Barnett Shale interest due to the Company’s significant net operating loss carryforward from previous years which was $27,901,043 as of December 31, 2007.

Note 11. Sale of Barnett Shale Interest, page 12

3.	In response to the Staff’s comment number 3, the property classification at the time of the sale is as follows:

Barnett property costs subject to amortization	$7,163,758

Barnett property costs not subject to amortization	$7,388,660

Total Barnett property costs	$14,552,418

Total country cost center costs subject to amortization	$28,575,191

Total country cost center costs not subject to amortization	$8,250,224

Total country cost center costs	$36,825,415

The impact on the relationship between capitalized costs and proved reserves does not change regardless of the allocation of costs between “costs subject to amortization” and “costs not subject to amortization”.  We calculated the relationship both including and excluding costs not subject to amortization and came to the same conclusion that there is a significant alteration between capitalized costs and proved reserves.

We have reviewed Rule 4-10c(6)(i) of Regulation S-X.  We have also reviewed SEC Financial Reporting (FRP) 406.01.c.IV which made it clear to us that the 25 percent rule is merely a general guide.  Our research indicates that the test for determining whether a gain or loss is recognized is whether a significant distortion of the amortization rate results if proceeds are treated merely as a recovery of cost similar to the successful efforts rules for treating a sale as a normal retirement.  As such, we performed a test for significant alteration as if no gain/loss is recorded and the cost pool is credited with the following results:

Excluding Unamortized costs
Amortization rate per BOE before sale	$22.37
Amortization rate per BOE after sale	$10.02

Including unamortized costs
Amortization rate per BOE before sale	$26.20
Amortization rate per BOE after sale	$10.48

When we performed this test, we noted that significant alteration of the relationship between capitalized costs and proved reserves exists.  Thus, we believe it is proper to calculate and record a gain on the sale of our Barnett properties in accordance with our research as stated above.

4.
In response to the Staff’s comment number 4, the reasoning for the disproportionate decrease in standardized measure of discounted cash flows versus total proved reserves related to the sale of the Company’s interest in DDJET Limited LLP is best illustrated by an analysis of the method of converting gas volumes to oil equivalents.  Currently the industry standard is to convert Mcf’s of natural gas to barrels of oil based on the average Btu content, which is a fixed 6 Mcf of natural gas to 1 barrel of oil.   However, given the current commodity market conditions, oil prices as a ratio of natural gas prices (“value conversion”) is significantly greater than the industry standard 6:1 ratio.  For example, as of 12/31/07 (including Barnett and non-Barnett reserves) our weighted average oil price was $88.77 and our weighted average gas price was $6.28.  On a “value conversion” basis this actually makes one barrel of oil equal to 14.12 Mcf instead of the industry standard of 1 barrel of oil to 6 Mcf of natural gas.  Therefore, the Barnett Shale natural gas represents 70% of the Company’s natural gas and 14% of the Company’s total reserves in boe when using the industry standard of 6 Mcf per barrel of oil; however, when converted to oil on a “value conversion” basis, the Barnett Shale gas represents only 7% of the total reserves in boe’s.  Additionally, the balance of the difference from 7% down to 5.4% relates to the timing of the cash flows from the Company’s different projects and the resulting affect of that timing on the discount calculation.

Draft 8-K/A

5.
In response to the Staff’s comment number 5, we have noted your request for us to add the proforma income statements for the six months ended June 30, 2008 and June 30, 2007 as well as the proforma balance sheet as of June 30, 2008, to the 8-K/A.  We have added this information to comply with your request.

6.	In response to the Staff’s comment number 6, we were not contractually obligated to repay the convertible debt as a result of our agreement to sell our interests in DDJET Limited LLP.

When drafting our financial statements for our 10Q for June 30, 2008, we considered the preparation requirements in Regulation S-X Rule 11-02.  In (b)(1) of this rule, it states that in certain circumstances (where a limited number of pro forma adjustments are required and those adjustments are easily understood) a narrative description of the pro forma effects of the transaction could be furnished in lieu of the statements described in the rule.  Based on our understanding of this rule and based on our belief that the adjustments were limited and easily understood, we previously disclosed the effects in narrative format in Note 12 Subsequent Events of our 10Q for the second quarter of 2008.

Signature:	Title:	Date:

By /s/ David J. Collins	Chief Financial Officer,	November 5, 2008
David J. Collins	Chief Accounting Officer, and Principal Financial Officer